Exhibit 99.1

PRESS RELEASE

AerCap Adds its First Airbus A350XWB to Fleet of 1,300 Aircraft

On Lease to Vietnam Airlines, the World’s Second Operator of the A350 XWB

Amsterdam, Netherlands; June 30, 2015 – AerCap Holdings N.V. (NYSE: AER) took delivery of its first Airbus A350 XWB during a ceremony at the Airbus Delivery Centre in Toulouse today. AerCap immediately handed the aircraft over to Vietnam Airlines on a long-term lease, making the airline the world’s second operator of the A350 XWB.

“The arrival of the A350 XWB on lease from AerCap marks the start of a major upgrade of our long-haul fleet,” said Trinh Ngoc Thanh, Executive Vice President, Commercial of Vietnam Airlines. “Combining the latest technologies, a wider cabin and the highest levels of comfort, the A350 XWB will enable us to fly our passengers in style whichever class of travel they choose.”

“We are pleased to be leasing our first A350 XWB to Vietnam Airlines, which is one of the most vibrant airlines in Asia,” said Philip Scruggs, President & Chief Commercial Officer of AerCap. “The A350 XWB is an excellent addition to our fleet of modern, fuel-efficient aircraft and will be a core part of our widebody fleet in the future with the ultimate objective of generating value for our customers and investors.”

“We thank AerCap for its ongoing confidence in our products and endorsement of their long term investment value,” added Fabrice Brégier, President and CEO of Airbus. “The delivery of the A350 XWB for Vietnam Airlines marks a new milestone in our excellent partnership with AerCap, together offering a wide range of modern and cost-efficient fleet solutions for airlines in every market segment.”

AerCap has one of the most attractive order books in the industry including large positions of the Airbus A350 XWB, the Airbus A320neo family, Boeing 787 Dreamliner and the Boeing 737 MAX. AerCap is also Airbus’ largest customer.

The A350 XWB features the latest aerodynamic design, carbon fibre fuselage and wings, plus new fuel-efficient Rolls-Royce Trent XWB engines.

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,300 owned and managed aircraft in its current portfolio and 470 aircraft on order. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com